Securities and Exchange Commission
Washington, D.C. 20549

March 13, 2001

Ladies and Gentlemen:

We were previously principal accountants for Union Carbide Corporation and, under the date of January 22, 2001, except as to note 17, which was as of February 6, 2001, we reported on the consolidated financial statements of Union Carbide Corporation and subsidiaries as of and for the years ended December 31, 2000 and 1999. On March 13, 2001 our appointment as principal accountants was terminated. We have read Union Carbide Corporations statements included under Item 4 of its Form 8-K dated March 13, 2001, and we agree with such statements.

Very truly yours,

/S/KPMG LLP
KPMG LLP